Exhibit 23.1

Consent of Marcum LLP

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Provectus Biopharmaceuticals, Inc. (the “Company”) on Form S-3 (File No. 333-205704) of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, dated March 22, 2018, with respect to our audits of the consolidated financial statements of Provectus Biopharmaceuticals, Inc. as of December 31, 2017 and 2016 and for each of the two years in the period ended December 31, 2017, which report is included in this Annual Report on Form 10-K of Provectus Biopharmaceuticals, Inc. for the year ended December 31, 2017.

/s/ Marcum llp

Marcum llp

New York, NY

March 22, 2018